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                           August 29, 2023

       Andrew Crescenzo
       Chief Financial Officer
       Sharps Technology, Inc.
       Maxess Road
       Melville, NY 11747

                                                        Re: Sharps Technology,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 22,
2023
                                                            File No. 333-274146

       Dear Andrew Crescenzo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Arthur Marcus, Esq.